SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)*

                             CRESUD S.A.C.I.F. y A.
                             ______________________
                                (Name of Issuer)

                   Common Stock, Par Value 1.00 Peso per Share
                   ___________________________________________
                         (Title of Class of Securities)

                                    226406106
                                 ______________
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               __________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 23, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         (Continued on following pages)
                               Page 1 of 13 Pages

                                                              Page 2 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 226406106


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                        [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                          [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                         [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                          [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                        [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                         [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 13 Pages

                  This Amendment No. 4 to Schedule 13D relates to shares of Common Stock, par value 1.00 Peso per share (the "Shares"), of Cresud S.A.C.I.F. y A. (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D dated April 3, 1997 and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 4 is being filed by the Reporting Persons to report that as a result of the recent transfer of Shares of the Issuer to an entity in which certain SFM Clients (as previously defined), affiliates of Mr. Soros (as defined herein) and certain Managing Directors of SFM LLC (as previously defined) are shareholders, the number of Shares of which certain of the Reporting Persons may be deemed to be the beneficial owners has decreased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Quantum Industrial Partners LDC ("QIP");

         ii)      QIH Management Investor, L.P. ("QIHMI");

         iii)     QIH Management, Inc. ("QIH Management");

         iv)      Soros Fund Management LLC ("SFM LLC");

         v)       Mr. George Soros ("Mr. Soros"); and

         vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


                  This Statement relates to the Shares held for the account of QIP. Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A.


Item 5.  Interest in Securities of the Issuer.

                  (a)      Not applicable.

                  (b)      Not applicable.

                  (c) Except for the transactions disclosed on Annex B hereto, there have been no transactions effected with respect to the Shares since June 28, 1999 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d)      Not applicable.

                  (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the class of Shares on August 23, 1999.

                                                              Page 9 of 13 Pages


                  In private transactions, QIP sold 14,138,323 Shares at 1.06 Argentinean Pesos per Share to Quantum Dolphin Limited ("Quantum Dolphin"), an Isle of Man corporation. Certain SFM Clients, affiliates of Mr. Soros and certain Managing Directors of SFM LLC are shareholders of Quantum Dolphin. Gary Gladstein serves as a director of Quantum Dolphin and of the Issuer. An affiliate of SFM LLC (the "Affiliate") has entered into an arrangement with Consultores Asset Management, S.A. ("Consultores"), the manager of Quantum Dolphin, whereby it provides non-discretionary consulting services to Consultores. Pursuant to such arrangement, the Affiliate does not have the authority to make any management or investment decisions for Quantum Dolphin or Consultores. The Reporting Persons understand that pursuant to a separate arrangement, Consultores may be deemed to have sole voting and dispositive power with respect to Quantum Dolphin's investment in the Shares.

                                                             Page 10 of 13 Pages



                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 27, 1999                 QUANTUM INDUSTRIAL PARTNERS LDC


                                      By:    /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                      QIH MANAGEMENT INVESTOR, L.P.

                                      By:    QIH Management, Inc.,
                                             its General Partner


                                             By:  /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Vice President

                                      QIH MANAGEMENT, INC.


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Vice President


                                      SOROS FUND MANAGEMENT LLC


                                      By:   /S/ MICHAEL C. NEUS
                                            -----------------------------------
                                            Michael C. Neus
                                            Assistant General Counsel

                                                             Page 11 of 13 Pages


                                      GEORGE SOROS


                                      By:    /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                      STANLEY F. DRUCKENMILLER


                                      By:    /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 12 of 13 Pages

                                     ANNEX A

                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:

                                                    Number of Shares
Scott K. H. Bessent
Walter Burlock
L. Kevin Dann
Gary Gladstein.........................................1,129,010/1/
Ron Hiram
Sheldon Kasowitz
David N. Kowitz
Carson Levit
Alexander C. McAree
Steven Okin
Frank Sica
Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a) The consideration used for purchasing the Shares reported above was the personal funds of each of the Managing Directors who purchased such Shares.

         (b) All of the Shares reported above were acquired for investment purposes.

         (c) Each of the Managing Directors (i) holds the Shares reported above as being held for his or her own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds from the sale of, the Shares, and (iii) has not effected any transactions in the Shares since June 28, 1999 (60 days prior to the date hereof).

         (d) Except for Mr. Gary Gladstein, who is a member of the Board of Directors of the Issuer, none of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to the Shares.





/1/ Excludes an aggregate of 288,290 Shares held by certain of Mr. Gary Gladstein's children.

                                                             Page 13 of 13 Pages

                                     ANNEX B

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF
                             CRESUD S.A.C.I.F. y A.




                                 Date of             Nature of            Number of
For the Account of             Transaction          Transaction            Shares          Price Per Share/1/
------------------             -----------          -----------            ------          ------------------
Quantum Industrial               8/23/99                SELL              8,958,882         1.06
Partners LDC

Quantum Industrial               8/23/99                SELL              5,179,441         1.06
Partners LDC





/1/      In Argentinean Pesos.

